December 4, 2019

Michael K. Ackrell
Chairman
Ackrell SPAC Partners I Co.
2093 Philadelphia Pike #1968
Claymont, DE 19703

       Re: Ackrell SPAC Partners I Co.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Filed November 26, 2019
           CIK 0001790121

Dear Mr. Ackrell:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement

Risk Factors
Risks Associated with Our Business and Securities, page 20

1. We note the conflict of interest relating to EarlyBirdCapital disclosed on the prospectus cover page and elsewhere in the prospectus. Please revise the risk factors section to add back the risk factor regarding this conflict.
 Michael K. Ackrell
FirstName LastNameMichael K. Ackrell
Ackrell SPAC Partners I Co.
Comapany4, 2019
December NameAckrell SPAC Partners I Co.
Page 2
December 4, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Related Party Transactions, page 49

2. We partially reissue comment 1. Please revise the disclosure to clearly state the circumstances under which you may pay consulting, success or finders fees to your sponsors, officers, directors, initial stockholders or their affiliates in connection with your initial business combination.
       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of Real
Estate & Construction
cc:      Stuart Neuhauser